
October 20, 2022

Luca Zaramella
Chief Financial Officer
Mondelez International, Inc.
905 West Fulton Market, Suite 200
Chicago, IL 60607

      Re: Mondelez International, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 6, 2022
           File No. 001-16483

Dear Luca Zaramella:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Disclosure Review Program